Exhibit 99.4
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. : 33 (1) 47 44 37 76
Patricia MARIE
Tel. : 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
Burkhard REUSS
Tel. : 33 (1) 47 44 21 19
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
Commercial Operations Begin at the Altamira Regasification Terminal
in Mexico
Paris — October 26, 2006 — Located near Tampico on the eastern coast of Mexico, the Altamira liquefied natural gas (LNG) regasification terminal, in which Total has a 25% interest, yesterday welcomed President Vicente Fox at a ceremony marking the recent official startup of commercial operations.
Construction of the terminal began in 2003 and was completed on schedule and on budget, with an excellent safety record. The first of its kind in Mexico, the facility will make a significant contribution to the country’s gas supply.
Total owns a 25% interest in the two companies involved in the project. Terminal de LNG de Altamira (50% Shell, 25% Mitsui, 25% Total) owns and operates the regasification terminal, while marketing company Gas del Litoral (75% Shell, 25% Total) has signed a 15-year contract with Mexican electric utility Comisión Federal de Electricidad (CFE) to supply 5 billion cubic metres of gas a year from the new terminal.
Total and Liquefied Natural Gas (LNG)
A trailblazer in the LNG industry since 1964, Total has interests in six of the world’s largest liquefaction plants, which represent around 40% of global LNG production capacity. More than one-quarter of the gas produced by Total in 2005 was dedicated to the LNG industry.
Total is strengthening its positions across the LNG chain, as illustrated by the recent contract signatures to acquire stakes in Brass LNG in Nigeria and the Ichthys LNG project in Australia. Total also has interests in four regasification terminal projects to secure additional markets for production from the Middle East, the Gulf of Guinea and, in the future, Northern Europe.
India’s Hazira terminal came on stream in April 2005, while Mexico’s Altamira terminal began operations in late September 2006 and France’s Fos Cavaou terminal is scheduled for commissioning in 2007. And from 2009, Total will have regasification capacity in the Sabine Pass terminal on the U.S. Gulf of Mexico.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com